EXHIBIT 12.1

HARD ROCK HOTEL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended (in thousands)
	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001
Pre-tax earnings income	$6,667	$2,477	$2,026	$2,491	$2,816
Fixed charges	19,517	19,372	16,787	13,396	15,360
Less: capitalized interest included in fixed charges	—	(126)	(100)	(12)	(15)
Add: amortization of capitalized interest	$130	$121	$98	$86	$84

Total earnings available to cover fixed charges	$26,314	$21,844	$18,811	$15,961	$18,245

Interest expense	$18,795	$18,607	$15,966	$12,472	$14,237
Capitalized interest	—	126	100	12	15
Interest elements of rental expense	210	121	129	175	159
Loan fee amortization	512	518	592	737	949
Total fixed charges	$19,517	$19,372	$16,787	$13,396	$15,360

Ratio of earnings to fixed charges	1.35:1.00	1.13:1.00	1.12:1.00	$1.19:1.00	$1.19:1.00